DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Carrie J. Hartley
carrie.hartley@dlapiper.com
T 919.786.2007
F 919.786.2200

October 26, 2010

VIA EDGAR

Ms. Sonia Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	KBS Strategic Opportunity REIT, Inc.

Post-Effective Amendment No. 3 to Form S-11

Filed October 8, 2010

File No. 333-156633

Dear Ms. Barros:

On behalf of our client, KBS Strategic Opportunity REIT, Inc. (the “Company”), we are writing to address the comment letter from the staff of the Commission’s Division of Corporation Finance to Keith D. Hall, Chief Executive Officer of the Company, dated October 22, 2010, regarding the above-referenced filing.

We refer to our supplemental response letter filed with staff on October 25, 2010 and to our discussion with you today. In response to your comments and our discussion with you, the Company undertakes to revise its disclosure as set forth below (additions are shown in bold and underlined; deletions are shown as strikethroughs) in a prospectus filed pursuant to Rule 424(b)(3). We have reproduced the disclosure regarding the non-performing loans below for your convenience.

Real Estate-Related

Investment in Academy Point Atrium I First Mortgage

On September 7, 2010, we, through an indirect wholly owned subsidiary, purchased, at a discount, a non-performing first mortgage loan (the “Academy Point Atrium I First Mortgage”) for $2.8 million plus closing costs from Wells Fargo Bank, N.A., as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Security Corp. Commercial Mortgage Pass-Through Certificates Series 2001-C1, which is not affiliated with us or our advisor. We funded the acquisition of the Academy Point Atrium I First Mortgage with proceeds from this offering.

The borrower under the Academy Point Atrium I First Mortgage is Peridot Properties I, LLC, which is not affiliated with us or our advisor. The property securing the loan is a two-story office building constructed in 1981. The office building contains 92,099 rentable square feet and is part of a two building campus located on approximately 7.22 acres of land at 1250 Academy Park Loop in Colorado Springs, Colorado. The building has been vacant since December 2009. The ratio of the purchase price of the Academy Point Atrium I First Mortgage to the appraised value of the property securing the Academy Point Atrium I First Mortgage is approximately 59%. Appraisals are based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying

Ms. Sonia Barros

October 26, 2010

Page Two

property. An appraisal of a non-stabilized property, in particular, involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Accordingly, different assumptions may materially change the appraised value of the property and the value of the property may change over time if these estimates are incorrect.

As this is a non-performing loan, we did not expect the Academy Point Atrium I First Mortgage to perform in accordance with its contractual terms, including the repayment of the principal amount outstanding under the loan, the payment of interest at the stated amount on the face of note or the repayment of the loan upon its maturity date. As such, we explored various strategies after acquisition including the following: (a) negotiating with the borrower for a reduced payoff, (b) restructuring the terms of the loan, and (c) enforcing our rights as lender under the loan and foreclosing on the collateral securing the loan. On October 6, 2010, we were the successful bidder at the foreclosure sale of the property securing the Academy Point Atrium I First Mortgage. We anticipate title to formally transfer to us on or about November 3, 2010, subject to the rights of certain junior interest holders to redeem the loan and, shortly thereafter, the public trustee’s issuance of a confirmation deed.

Investment in Roseville Commerce Center Mortgage Portfolio

On September 10, 2010, we, through an indirect wholly owned subsidiary, purchased three separate non-performing first mortgage loans (collectively, the “Roseville Commerce Center Mortgage Portfolio”). We acquired all three loans at varying discounts from Heritage Bank of Commerce, which is not affiliated with us or our advisor. The first loan is secured by three industrial flex buildings containing 68,431 rentable square feet constructed in 2006 (the “Roseville Commerce Center First Mortgage I”) and was acquired for $4.0 million plus closing costs. The second loan is secured by two industrial flex buildings containing 44,910 rentable square feet constructed in 2006 (the “Roseville Commerce Center First Mortgage II”) and was acquired for $1.7 million plus closing costs. The third loan is secured by four parcels of partially improved land encompassing 6.0 acres (the “Roseville Commerce Center First Mortgage III”) and was acquired for $0.2 million plus closing costs. All three first mortgage loans are cross-defaulted. We funded the acquisition of each of the loans in the Roseville Commerce Center Mortgage Portfolio with proceeds from this offering.

The borrowers under each of the three loans in the Roseville Commerce Center Mortgage Portfolio are affiliates of Mac Millan Partners, Inc., which is not affiliated with us or our advisor. The collateral securing the loans in the Roseville Commerce Center Mortgage Portfolio is located at 10556-10612 Industrial Avenue in Roseville, California. The buildings securing the Roseville Commerce Center First Mortgage I and the Roseville Commerce Center First Mortgage II are collectively 38% leased. The ratio of the purchase price of the Roseville Commerce Center Mortgage Portfolio to the appraised value of the properties securing the Roseville Commerce Center Mortgage Portfolio is approximately 68%. Appraisals are based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. An appraisal of a non-stabilized

Ms. Sonia Barros

October 26, 2010

Page Three

property, in particular, involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Accordingly, different assumptions may materially change the appraised value of the property and the value of the property may change over time if these estimates are incorrect.

As this is a non-performing loan portfolio, we will explore various strategies including, but not limited to, one or more of the following: (a) negotiating with the borrowers for a reduced payoff, (b) restructuring the terms of the loans, and (c) enforcing our rights as lenders under the loans and foreclosing on the collateral securing the loans. We believe that one or more of these potential courses of action will result in value that exceeds the purchase price paid for the Roseville Commerce Center Mortgage Portfolio. We face uncertainty regarding the particular course of action that will need be taken to unlock the value, because it will depend on a number of factors including the particular goals and needs of the borrowers. Currently, the properties securing the loans are not generating sufficient revenue to make the loan payments and the value of the properties is less than the outstanding principal due on the loans. ~~We do not expect the loans to be paid off according to their contractual terms.~~ We do not expect the Roseville Commerce Center Mortgage Portfolio to perform in accordance with its contractual terms, including the repayment of the principal amount outstanding under the loans, the payment of interest at the stated amount on the face of notes or the repayment of the loans upon their maturity dates. Thus, traditional loan metrics such as loan-to-value, principal and interest due, interest terms and maturity date are not useful measures for this investment.

Please let us know if you have any questions about the revised disclosure.

Very truly yours,

DLA Piper LLP (US)

/s/ Carrie J. Hartley

Carrie J. Hartley